Exhibit 99.1

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 19 November 2002 that on 18 November 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust (“the Trust”) disposed of 1,500 Ordinary Shares at a price of 82.5 pence per share.

Following the disposal, 54,993,915 Ordinary Shares are currently held under the Trust. Robert Lerwill, Graham Wallace, Don Reed, Adrian Chamberlain and David Prince (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interests in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.